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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2016	2015	2014	2013	2012
	(in thousands, except ratios)
Pre-tax income (loss)—continuing operations	$3,054	$89	$(32,715)	$(16,149)	$56,569

Fixed charges
Interest expense	$7,872	$4,743	$6,209	$6,496	$6,238
Amortization of debt costs	597	2,791	1,752	1,423	1,162
Imputed interest on rent expense	1,474	1,941	1,961	1,880	1,626

Total fixed charges	$9,943	$9,475	$9,922	$9,799	$9,026

Computation
Total earnings and fixed charges	$12,997	$9,564	$(22,793)	$(6,350)	$65,595

Ratio of earnings to fixed charges(1)	1.31	1.01	—	—	7.27

(1)
In 2014 and 2013, we incurred losses from continuing operations. As a result, our earnings were insufficient to cover our fixed charges by approximately $33 million and $16 million in 2014 and 2013, respectively.

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES